Via EDGAR and E-mail

Correspondence Submission (non-public)

January 15, 2016

Mr. John Coleman, Mining Engineer

E-mail:  ColemanJ@sec.gov

Mr. Steve Lo, Accountant

E-mail:  LoS@seg.gov

Division of Corporation Finance

United States Securities and Exchange Commission

Re:Hallador Energy Company

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 6, 2015

File: No. 001-34743

Comment letter dated November 30, 2015 regarding (i) our coal reserves and related disclosures, (ii) liquidity and capital resources, and (iii) income taxes

Dear Messrs. Coleman and Lo:

Yesterday, we mailed to Mr. Coleman on CD the requested information in item 1, which you confirmed receiving today.

With regard to your item 1  - “We note your disclosure of additional mineral reserves acquired through the acquisition of Vectren Fuels, Inc. Please forward to our engineer your technical report or the information that establishes the legal, technical and economic feasibility of the acquired Oaktown reserves, as required by paragraph (c) of Industry Guide 7. This information should include:”

•	Acreage breakdown by owned, leased or other.

As shown in our reserve statement all reserves are leased. Included on the CD is a PDF file stating all reserves with acreage and average thickness shown in statement.  Reserve statement.pdf

•	Maps showing property, mine permit and reserve boundaries, including recent and historic production areas.

Included on CD SEC Oaktown 2015/Maps/Oak Control Map1-1-2015.pdf

•	Drill-hole maps showing drill intercepts.

Included on CD SEC Oaktown 2015/Maps/Drillhole 1-2015 sec.pdf

Also included under same folder as per requirements of Guide 7

5thk 1-2015 sec.pdf

Ashwd at 13%.pdf

Btuwd at 13%.pdf

Lab Float at 1.55.pdf

Sulwd at 13%.pdf

All quality maps are shown as product quality at assumed moisture of 13%

•	Justifications for the drill hole spacing used at various classification levels.

Standards set forth by the USGS were used to place areas of the mine reserves into the Proven (measured) and Probable (indicated) categories. Under these standards, coal within 1,320' of a data point is considered to be proven, and coal within 1,320' to 3,960' is placed in the Probable category. All reserves are stated as a final salable product.

•	General cross-section that indicate the relationship between coal seams, geology, and topography.

Cross-sections are included on the CD SEC Oaktown 2015/Cross-sections/

A Base Map showing all cross-section locations is included along with all sections associated with each permit area.  Please noted that we are currently preparing a permit for the Illinois reserves and the sections for that area is included.  The permit is not yet submitted so the boundary is not shown on any maps.

•	A detailed description of your procedures for estimating reserves.

The reserve estimates for all reserve areas was made utilizing Carlson Mining 2012 (software developed by Carlson Software). To convert volumes of coal to an in-place tonnage, a weight of 80 pounds/cubic foot was used for all reserve areas.

To convert Oaktown 1 and 2 reserves to product tonnage, a 49% mine recovery and an estimated washed recovery (coal only recovery, no out-of- seam dilution included) were used.  Actual mine plans are used for the room and pillar operations with mains and panels.  The plant recovery is determined by modeling the lab float (see Lab Float map included on CD) from core analysis for each panel area shown in mine plan maps and then subtracting 8 points for actual plant recovery.  Example: In-place tonnage x 53% x 79% = product tonnage.

The same procedure was used for the Knox County Carlisle tonnage except a mine recovery of 53% was used.  Higher recovery was due to current mining practice associated with the main currently in that area.

•	The site-specific criteria used to estimate reserves.

For the underground reserves, our only current cut-off is seam height of less than 4 foot (see thickness map).  We have no quality cut-off associated with this area.

Normal procedures are 3” cores samples are taken with an air or water drill.  Samples are bagged and boxed and sent to an independent lab for analysis.

Raw samples values – as received Moisture% - Ash% - BTU/Lbs - Sulfur% -EQ Moisture%

Same washed values at 1.50 s.g. – 1.55 s.g. -1.60 s.g. – 1.65 s.g.   s.g. specific gravity sink and float.  In addition, a lab float is determined at each gravity, which is used to determine wash plant recovery (normally lab float minus 8 points for underground and lab float minus 6 points for surface reserves.)

We also send roof and floor cores for geotechnical analysis to assist in determining mining conditions and mine extraction percent.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

Oaktown 1:   our current reserves would indicate an eleven-year life at high production rates.

Oaktown 2:  our current reserves would indicate a twenty plus year life at high production rates.

Carlisle:  our current reserves associated with the Vectren acquisition would indicate a five-year life at high production rates (This is for the Knox County panel only)

•	Site specific economic justifications for the criteria used to estimate reserves

We only include reserves that can be mined at a cash profit based on current economic conditions.

•	Mining Plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

Reference is made to our contract table located on page 13 of our 2014 Form 10-K and to our disclosure in MD&A on page 17 where we state” “we expect our mining costs to be less than $30/ton in 2015.”

•	Third party reviews of your reserves that were developed within the last three years.

No third party reviews are currently available.

•	Any other information needed to establish legal, technical and economic feasibility.

Please be advised that prior to acquiring coal leases, we have our title abstractors or contract title abstractors conduct a preliminary title search on the property.  This information provides a strong indication of the coal owner, with who we will enter into a lease.  The next step is to execute leases with the owner, giving us control of the property.  Prior to mining the coal, we verify the lessor is the coal owner with a title opinion.  Prior to purchasing coal properties, we follow a similar process.

With regard to your item 2, the annual capacity listed in our reserve table is for our wash plant.

With regard to your items 3, disclose the capacity and utilization for each of your wash plants and item 4, disclose the actual annual production for each of your mines we will make the required disclosures in our future filings.

With regard to your item 5. Liquidity and Capital Resources, page 16 – below is a draft discussion based on the year ended December 31, 2014.  Similar disclosure will be included in our 2015 Form 10K.

As set forth in our Statement of Cash flows cash provided by operations was $55.9 million for 2014.  This amount was more than adequate to meet our capital expenditures for coal properties and to meet our debt service requirements.  In addition, at December 31, 2014 we have available an additional $59 million on our bank line of credit.  Our capex budget for 2015 is $37.6 million, of which $26.6 million is for maintenance capex. Cash from operations should fund these expenditures. Our bank debt at February 27, 2015 was $296 million compared to $345 million at September 30, 2014 and $306 million at December 31, 2014. As disclosed in our coal contracts table, we have 9.3 million tons contracted for 2015 at a selling price of $44.68.  Assuming margins of $14/ton or $130 million, cash from operations should be more than adequate to meet our 2015 capital expenditures and required debt payments. At December 31, 2014, our current ratio was in excess of 1.6, a healthy margin of safety.

With regard to your item 6. Liquidity and Capital Resources, page 16 – below is a draft discussion based on the year ended December 31, 2014.  Similar disclosure will be included in our 2015 Form 10K.

There are two key ratio covenants stated in our credit agreement: (i) a minimum fixed charge coverage ratio of 1.25 to 1 and (ii) a maximum leverage ratio (funded debt/EBITDA) not to exceed 3.25 to 1.  At December 31, 2014, our minimum fixed charge ratio was 1.84 and our leverage ratio was 2.73.  Therefore, we were in compliance with these two key ratios with room to spare.  Based on our internal projections we expect to be in compliance with our covenants for 2015.

With regard to your item 7.Income Taxes, page 18 – below is a draft discussion based on the year ended December 31, 2014.  Similar disclosure, if applicable, will be included in our 2015 Form 10K.

In March 2014, the state of Indiana passed legislation to reduce over the next eight years the corporate state income tax rate from 7.5% to 4.9% by 2022. We used a weighted rate of 6% for 2014.  This resulted in us making a one-time reduction of $1.4 million to our deferred income tax liability account and a one-time credit to our income tax expenses for the same amount resulting in an unsustainable low effective tax rate (ETR) of 4.5% for 2014. For 2015, we estimate our ETR to be comparable to the 2013 rate of 25%.

Please contact me at (303) 839-5504, extension 315 or via e-mail at wabishop@halladorenergy.com with any further questions.

Very truly yours,

/s/ W. ANDERSON BISHOP

W. Anderson Bishop, CFO